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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. ____)*

                                     Amtech Corporation
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                                   (Name of Issuer)

                            Common Stock, par value $.01 per Share
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                            (Title of Class of Securities)

                                   032329  10  4
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                                    (CUSIP Number)

            Norman L. Roberts, Senior Vice President and General Counsel
                                   UNOVA, Inc.
     360 North Crescent Drive, Beverly Hills, California  90210; (310)888-2700
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                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                     November 3, 1997
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                         (Date of Event which Requires Filing
                                  of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-d1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     CUSIP No.  032329  10  4             13D

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
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  1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UNOVA, INC.
          IRS IDENTIFICATION NO. 95-4647021

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 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (A)  / /
                                                                           (B)  / /
          N/A

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 3)   SEC USE ONLY



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 4)   SOURCE OF FUNDS*

          00

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 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2 (d) OR 2(e)

                                                                                / /

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 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

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   NUMBER OF      7)   SOLE VOTING POWER

    SHARES                2,211,900

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  BENEFICIALLY    8)   SHARED VOTING POWER

   DEEMED BY                    -0-

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     EACH         9)   SOLE DISPOSITIVE POWER

   REPORTING              2,211,900

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    PERSON       10)   SHARED DISPOSITIVE POWER

     WITH                       -0-

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 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,211,900

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 12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                / /

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 13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.06%

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 14)    TYPE OF REPORTING PERSON*

                       HC

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                                     SCHEDULE 13D

                                   relating to the

                        Common Stock, $.01 par value per Share

                                          of

                                  Amtech Corporation

Item 1.        SECURITY AND ISSUER

               The class of equity securities to which this Statement relates is the Common Stock, $.01 par value per share (the "Shares"), of Amtech Corporation, a Texas corporation (the "Company"). The principal executive offices of the Company are located at 17304 Preston Road, Building E-100, Dallas, Texas 75252.

Item 2.        IDENTITY AND BACKGROUND

               This Statement is being filed by UNOVA, Inc., a Delaware corporation ("UNOVA"). The principal executive offices of UNOVA are located at 360 North Crescent Drive, Beverly Hills, California 90210.

               UNOVA, through its subsidiaries, is engaged in the business of Industrial Automation and Automated Data Systems. The Industrial Automation segment of UNOVA's business includes integrated machining systems, body welding and

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assembly systems, and precision grinding and abrasive systems, primarily serving the automobile and related industries. The Automated Data Systems segment is a leader in the market for automated data collection and mobile computing systems.

               The name, business or residence address, and present principal occupation of each executive officer and director of UNOVA are set forth in Appendix A hereto. Each such executive officer and director is a citizen of the United States.

               During the last five years neither UNOVA nor, to the best knowledge of UNOVA, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The amount of the funds used in making the purchase by UNOVA of the Shares reported as beneficially owned in Item 5 hereof was $7,500,000. All of such funds were borrowed on November 3, 1997, by UNOVA from Greenwich Funding Corporation, an affiliate of Credit Suisse First Boston, pursuant to an uncommitted facility providing for unsecured borrowings by UNOVA from time to

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time and evidenced by a Grid Note in favor of Greenwich Funding Corporation, a copy of which is filed as Exhibit 1 to this Schedule 13D.

Item 4.        PURPOSE OF TRANSACTION

               UNOVA and the Company plan to enter into definitive agreements necessary to create a research and development alliance between the Company and UNOVA in which the parties will develop and market radio frequency identification ("RFID") technology to be jointly identified and developed or acquired. As more fully described in Item 6, the purpose of the acquisition by UNOVA of the Shares reported as beneficially owned in Item 5 was to induce the Company to negotiate such an alliance with UNOVA, to provide the Company with additional working capital available for use in the research and development contemplated by such alliance, and to protect UNOVA's interest in such alliance. The Company has significant experience in the development and application of RFID technology, and UNOVA intends, jointly with the Company, to develop, acquire or obtain licenses to utilize RFID technology and, with the assistance of the Company, to bring such technology to commercial realization.

               As more fully described in Item 6, the agreement pursuant to which the Shares reported in Item 5 were purchased by UNOVA gives UNOVA the right to designate a member of the Company's Board of Directors. Such right continues so long as UNOVA remains the beneficial owner of 80% of the Shares reported as beneficially owned in Item 5.

               UNOVA has no present intention to acquire additional Shares nor to dispose of any of the Shares. UNOVA will review its investment in the Company

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from time to time in light of the purpose for which it was made, and, depending on circumstances then prevailing, may determine to increase such investment or to sell all or a portion of the Shares.

               Except as disclosed in this Item 4, UNOVA has no plan or proposals which would result in the occurrence of any of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) UNOVA is the direct beneficial owner of 2,211,900 Shares, representing approximately 13.06% of the total number of Shares outstanding. To the best knowledge of UNOVA, no director or executive officer of UNOVA beneficially owns any Shares.

               (b) UNOVA has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it.

               (c) UNOVA purchased the 2,211,900 Shares owned by it on November 3, 1997, directly from the Company pursuant to the terms of an agreement (the "Agreement") dated October 31, 1997, between the Company and UNOVA, a copy of which is filed as Exhibit 2 to this Schedule 13D. Except for such purchase, neither UNOVA, nor, to the best knowledge of UNOVA, any director or executive officer of UNOVA has engaged in any transaction in Shares during the past 60 days.

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               (d)   No person other than UNOVA has the right to receive or
the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by UNOVA.

               (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Agreement provides that as soon as practicable, the Company and UNOVA shall enter into definitive agreements necessary to create a research and development alliance between the Company and UNOVA in which the parties will develop and market RFID technology to be jointly identified and developed or acquired during the term of the alliance. Such agreements are to include without limitation (i) a technology development agreement under which the Company will develop certain RFID technology and be compensated by UNOVA (whether in cash, licenses or otherwise) for such development based on certain milestones, and (ii) cross licenses by and to the Company and UNOVA of such RFID technology and certain other existing proprietary technology of the Company and/or UNOVA.

               The Agreement stipulates that of the total sum of $10,000,000 paid by UNOVA to the Company on November 3, 1997, the amount of $7,500,000 is

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allocated to the purchase price for the Shares purchased by UNOVA and the amount of $2,500,000 constitutes an advance fee paid by UNOVA for RFID technology to be developed by the Company. However, if UNOVA and the Company are unable to conclude on mutually satisfactory terms (x) the acquisition of certain third party technology that forms a basis for the alliance, and (y) the technology development agreement referred to above by January 31, 1998, the payment and allocation described above shall be deemed to be $10,000,000 for the purchase price for the Shares, and the rights of UNOVA to demand registration of its Shares as described below shall forthwith become exercisable.

               Neither of the agreements referred to above has been entered into as of the date of this filing on Schedule 13D, nor has such third party technology been acquired.

               The Agreement further provides that from and after February 3, 1999, or earlier if the conditions described above are not satisfied by January 31, 1998, UNOVA shall have the right, on three occasions only, to demand that the Company register all or a portion of the Shares held by UNOVA under the Securities Act of 1933, as amended; provided that UNOVA may not demand registration of shares expected to yield less than $8,000,000 of gross proceeds on sale. UNOVA's registration rights expire if UNOVA owns less than 5% of the outstanding Shares or if UNOVA is able to sell all of its Shares under Rule 144 of the Securities and Exchange Commission, but in any event such rights expire on November 3, 2002.

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In addition, if the Company proposes to register Shares other than in connection with an employee benefit plan or an acquisition in which the consideration is Shares, UNOVA has the right to request that Shares held by it be included in the Registration Statement to be filed by the Company.

               The Agreement further provides that so long as UNOVA holds at least 80% of the Shares reported as beneficially owned in Item 5, the Company shall nominate UNOVA's designee (who shall be the Chief Executive Officer, the Chief Financial Officer, or another person who is a Senior Vice President of UNOVA) for election to the Board of Directors. Pursuant to this provision, Michael E. Keane, Senior Vice President and Chief Financial Officer of UNOVA, has been elected a director of the Company.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS
              Exhibit 1 - UNOVA, Inc. Grid Promissory Note in favor of Greenwich Funding Corporation

              Exhibit 2 - Agreement dated as of October 31, 1997, between UNOVA, Inc. and Amtech Corporation

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                                      SIGNATURE
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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             UNOVA, INC.


                                             By: /s/ Michael E. Keane
                                                 ----------------------------
                                                 Michael E. Keane
                                                 Senior Vice President and
                                                 Chief Financial Officer

Dated:   October 13, 1997

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                                       ANNEX A

The names, addresses and principal occupations of the directors and executive officers of UNOVA, Inc. are as follows:

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                             BUSINESS/HOME ADDRESS:                  PRINCIPAL OCCUPATION:
                             ----------------------                  ---------------------
Alton J. Brann               UNOVA, Inc.                             Chairman of the Board and
                             360 North Crescent Drive                Chief Executive Officer and
                             Beverly Hills, California 90210         a director of UNOVA, Inc.

Stephen E. Frank             Southern California                     President and Chief
(outside director of         Edison Company                          Operating Officer of
UNOVA, Inc.)                 2244 Walnut Grove Avenue                Southern California
                             Rosemead, CA 92770                      Edison Company, a
                                                                     subsidiary of Edison
                                                                     International.

Orion L. Hoch                55 Melanie Lane                         Chairman Emeritus of Litton
(outside director of         Atherton, CA 94027                      Industries, Inc.
UNOVA, Inc.)

Steven B. Sample             University of Southern                  President of the University
(outside director of         California                              of Southern California.
UNOVA, Inc.)                 University Park
                             Los Angeles, California
                             90089-0012

William D. Walsh             Sequoia Associates                      Partner of Sequoia
(outside director of         Building 2, Suite 140                   Associates, a private
UNOVA, Inc.)                 3000 Sand Hill Road                     investment firm.
                             Menlo Park, CA 94025

Michael E. Keane             UNOVA, Inc.                             Senior Vice President and
                             360 North Crescent Drive                Chief Financial Officer of
                             Beverly Hills, California 90210         UNOVA, Inc.

Michael Ohanian              Intermec Technologies                   Senior Vice President and
                             Corporation                             Group Executive, Automated
                             6001 36th Avenue West,                  Data Systems, of
                             Everett, Washington 98203-9280          UNOVA, Inc.

Norman L. Roberts            UNOVA, Inc.                             Senior Vice President and
                             360 North Crescent Drive                General Counsel of
                             Beverly Hills, California 90210         UNOVA, Inc.

Clayton A. Williams          UNOVA Industrial Automation             Senior Vice President and
                             Systems, Inc.                           Group Executive, Industrial
                             5663 E. Nine Mile Road                  Automation Systems of
                             Warren, MI 48091                        UNOVA, Inc.

Charles  A. Cusumano         UNOVA, Inc.                             Vice President, Finance, of
                             360 North Crescent Drive                UNOVA, Inc.
                             Beverly Hills, California 90210

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